Exhibit 99.21

Condensed interim consolidated financial statements of

Prometic Life Sciences Inc.

For the quarter ended March 31, 2018

(unaudited)

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars) (Unaudited)

	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash	$13,869	$23,166
Accounts receivable (note 3)	7,416	6,839
Income tax receivable	3,034	4,116
Inventories (note 4)	36,152	36,013
Prepaids	3,161	2,141

Total current assets	63,632	72,275
Long-term income tax receivable	111	108
Other long-term assets (note 5)	9,189	8,663
Capital assets (note 6)	45,523	45,254
Intangible assets (note 7)	162,334	156,647
Deferred tax assets	925	926

Total assets	$281,714	$283,873

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 8)	$28,595	$29,954
Advance on revenues from a supply agreement	1,541	1,901
Current portion of long-term debt (note 9)	3,106	3,336
Deferred revenues	876	829

Total current liabilities	34,118	36,020
Long-term portion of operating and finance lease inducements and obligations	2,093	2,073
Other long-term liabilities (note 10)	4,073	3,335
Long-term debt (note 9)	106,911	83,684
Deferred tax liabilities	13,657	15,330

Total liabilities	$160,852	$140,442

EQUITY
Share capital (note 12a)	$577,547	$575,150
Contributed surplus (note 12b)	17,136	16,193
Warrants and future investment rights (note 12c)	81,257	73,944
Accumulated other comprehensive loss	(307)	(1,622)
Deficit	(574,929)	(541,681)

Equity attributable to owners of the parent	100,704	121,984
Non-controlling interests (note 13)	20,158	21,447

Total equity	120,862	143,431

Total liabilities and equity	$281,714	$283,873

Subsequent events (note 17)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts) (Unaudited)

Quarters ended March 31,	2018	2017
Revenues (note 14)	$4,292	$4,866

Expenses
Cost of sales and other production expenses (note 4)	4,766	2,390
Research and development expenses	22,416	24,387
Administration, selling and marketing expenses	7,703	6,946
Loss on foreign exchange	1,111	216
Finance costs	4,243	1,374

Net loss before income taxes	$(35,947)	$(30,447)

Income tax recovery:
Current	(1)	(75)
Deferred	(1,331)	(1,239)

	(1,332)	(1,314)

Net loss	$(34,615)	$(29,133)

Net loss attributable to:
Owners of the parent	(31,671)	(26,397)
Non-controlling interests (note 13)	(2,944)	(2,736)

	$(34,615)	$(29,133)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.04)	$(0.04)

Weighted average number of outstanding shares (in thousands)	711,697	651,995

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31,	2018	2017
Net loss	$(34,615)	$(29,133)
Other comprehensive income
Items that may be subsequently reclassified to profit and loss:
Change in unrealized foreign exchange differences on translation of financial statements of foreign subsidiaries	1,315	130

Total comprehensive loss	$(33,300)	$(29,003)

Total comprehensive loss attributable to:
Owners of the parent	(30,356)	(26,267)
Non-controlling interests	(2,944)	(2,736)

	$(33,300)	$(29,003)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity attributable to owners of the parent
	Share capital $	Contributed surplus $	Warrants and future investment rights $	Foreign currency translation reserve $	Deficit $	Total $	Non- controlling interests $	Total equity $
Balance at January 1, 2017	480,237	12,919	64,201	(1,964)	(423,026)	132,367	26,976	159,343
Net loss	—	—	—	—	(26,397)	(26,397)	(2,736)	(29,133)
Foreign currency translation reserve	—	—	—	130	—	130	—	130
Share-based payments expense (note 12b)	—	1,242	—	—	—	1,242	—	1,242
Exercise of stock options (note 12b)	161	(65)	—	—	—	96	—	96
Exercise of future investment rights (note 12c)	27,594	—	(6,542)	—	—	21,052	—	21,052
Effect of funding arrangements on non-controlling interest (note 13)	—	—	—	—	(936)	(936)	936	—

Balance at March 31, 2017	507,992	14,096	57,659	(1,834)	(450,359)	127,554	25,176	152,730

Balance at January 1, 2018	575,150	16,193	73,944	(1,622)	(541,681)	121,984	21,447	143,431
Impact of adopting IFRS 9 (note 2b)	—	—	—	—	110	110	—	110

Balance at January 1, 2018 - restated	575,150	16,193	73,944	(1,622)	(541,571)	122,094	21,447	143,541
Net loss	—	—	—	—	(31,671)	(31,671)	(2,944)	(34,615)
Foreign currency translation reserve	—	—	—	1,315	—	1,315	—	1,315
Issuance of shares (note 12a)	1,960	—	—	—	—	1,960	—	1,960
Share-based payments expense (note 12b)	—	1,120	—	—	—	1,120	—	1,120
Exercise of stock options (note 12b)	437	(177)	—	—	—	260	—	260
Issuance of warrants (note 12c)	—	—	7,313	—	—	7,313	—	7,313
Share and warrant issuance cost	—	—	—	—	(32)	(32)	—	(32)
Effect of funding arrangements on non-controlling interest (note 13)	—	—	—	—	(1,655)	(1,655)	1,655	—

Balance at March 31, 2018	577,547	17,136	81,257	(307)	(574,929)	100,704	20,158	120,862

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31,	2018	2017
Cash flows used in operating activities
Net loss for the period	$(34,615)	$(29,133)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs	4,814	1,554
Change in operating lease inducements and obligations	(1,141)	936
Carrying value of capital and intangible assets disposed	72	58
Changes in other long-term assets	(264)	—
Deferred income taxes	(1,331)	(1,239)
Share-based payments expense (note 12b)	1,120	1,242
Depreciation of capital assets (note 6)	1,037	795
Amortization of intangible assets (note 7)	245	211

	(30,063)	(25,576)
Change in non-cash working capital items	(2,417)	(9,812)

	$(32,480)	$(35,388)

Cash flows from financing activities
Proceeds from debt and warrant issuances (notes 9,12c)	25,155	—
Repayment of principal on long-term debt (note 9)	(1,361)	(1,000)
Repayment of interest on long-term debt	—	(126)
Exercise of options (note 12b)	260	96
Exercise of future investment rights (note 12c)	—	21,052
Payments of principal under finance lease	(46)	—
Debt, share and warrants issuance costs	(131)	(100)

	$23,877	$19,922

Cash flows from (used in) investing activities
Additions to capital assets	(727)	(2,920)
Additions to intangible assets	(311)	(285)
Proceeds from the sale of marketable securities and short-term investments	—	11,063
Interest received	32	76

	$(1,006)	$7,934

Net change in cash and cash equivalents during the period	(9,609)	(7,532)
Net effect of currency exchange rate on cash and cash equivalents	312	(156)
Cash and cash equivalents, beginning of period	23,166	27,806

Cash end of the period	$13,869	$20,118

Comprising of:
Cash	13,869	11,115
Cash equivalents	—	9,003

	$13,869	$20,118

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

1.	Nature of operations

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”), incorporated under the Canada Business Corporations Act, is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF), biopharmaceutical Corporation with globally recognized expertise in bioseparation, plasma-derived therapeutics and small-molecule drug development. The Corporation is active in developing its own novel small molecule therapeutic products targeting unmet medical needs in the field of fibrosis, autoimmune disease/inflammation and cancer. Prometic’s exclusive technology platform is utilized for large-scale drug purification of biologics, drug development, proteomics and the elimination of pathogens to industry leaders and uses its own affinity technology that provides for efficient extraction and purification of therapeutic proteins from human plasma in order to develop and commercialize plasma-derived therapeutics and orphan drugs.

The Corporation’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Prometic has Research and Development (“R&D”) facilities in the U.K., the U.S. and Canada, manufacturing facilities in the Isle of Man and Canada and business development activities in Canada, the U.S., Europe and Asia.

2.	Significant accounting policies

a)	Accounting framework

These unaudited condensed interim consolidated financial statements (“interim financial statements”) for the quarter ended March 31, 2018 have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS and which can be found at www.sedar.com.

These interim financial statements were approved for issue on May 14, 2018 by the Corporation’s Board of Directors.

b)	Adoption of new accounting standards

The accounting policies used in these interim financial statements are consistent with those applied by the Corporation in its December 31, 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2018 as described below.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

IFRS 9, Financial Instruments – Recognition and Measurement (“IFRS 9”)

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Corporation adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9. The following table presents the carrying amount of financial assets held by Prometic at December 31, 2017 and their measurement category under IAS 39 and the new model under IFRS 9.

	IAS 39		IFRS 9
	Measurement category	Carrying amount	Measurement category	Carrying amount
Cash	FVTPL	$23,166	Amortized cost	$23,166
Trade receivables	Amortized cost	1,796	Amortized cost	1,796
Other receivables	Amortized cost	397	Amortized cost	397
Restricted cash	FVTPL	226	Amortized cost	226
Long-term receivables	Amortized cost	1,856	Amortized cost	1,856
Equity Investments	Cost	1,228	FVTPL	1,228
Convertible debt	Cost	87	FVTPL	87

There has been no significant impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities as financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain on loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening retained earnings and the long-term debt at January 1, 2018 as follows:

Retained earnings	$110
Long-term debt	(110)

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Corporation adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognised in the opening retained earnings balance on January 1, 2018. The Corporation has also availed itself of the following practical expedients:

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•

for contracts that were modified before January 1, 2018, the Corporation analysed the effects of all modifications when identifying whether performance obligations where satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 which addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Corporation adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

c)	New standards and interpretations not yet adopted

The IFRS accounting standards and interpretations that the Corporation reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Corporation when applied at a future date are as follows:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2019. Early application is permitted for companies that also apply IFRS 15. The Corporation is in the process of evaluating the impact of adopting IFRS 16 on its consolidated financial statements.

d)	Significant judgments and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 15 Revenues, the Corporation has modified its disclosure on significant judgments relating to revenue recognition. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the consolidated financial statements for the year ended December 31, 2017, remain unchanged

Revenue recognition – The Corporation does at times enter into revenue agreements which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In applying the IFRS 15 revenue recognition model, management may be required to apply, depending on the contracts, significant judgment including the identification of the performance obligations.

Determining whether the performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

3.	Accounts receivable

	March 31, 2018	December 31, 2017
Trade receivables	$2,188	$1,796
Tax credits and government grants receivable	3,394	3,883
Sales taxes receivable	1,275	763
Other receivables	559	397

	$7,416	$6,839

4.	Inventories

	March 31, 2018	December 31, 2017
Raw materials	$25,015	$24,075
Work in progress	9,047	10,090
Finished goods	2,090	1,848

	$36,152	$36,013

Inventories in the amount of $2,315 were recognized as cost of sales and other production expenses during the quarter ended March 31, 2018, ($1,638 for the quarter ended March 31, 2017). Inventory write-downs of $1,695 were recorded during the quarter ended March 31, 2018 ($nil for the quarter ended March 31, 2017). Of this amount, $1,522 pertains to a net realizable value write-down taken on raw materials as the Corporation sold some plasma during the second quarter of 2018 for $14,049 which was below the carrying cost of the inventory.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

5.	Other long-term assets

	March 31, 2018	December 31, 2017
Restricted cash	$232	$226
Long-term receivables	1,859	1,856
Deferred financing costs	4,797	5,266
Option to acquire tangible assets (note 12a)	653	—
Equity investments in scope of IFRS 9	1,229	1,228
Convertible debt	419	87

	$9,189	$8,663

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

6.	Capital assets

	Land and Buildings	Leasehold improvements	Production and laboratory equipment	Furniture and computer equipment	Total
Cost
Balance at January 1, 2018	$4,539	$12,824	$36,787	$3,555	$57,705
Additions	9	201	470	110	790
Disposals	—	—	(63)	(16)	(79)
Effect of foreign exchange differences	—	433	347	40	820

Balance at March 31, 2018	$4,548	$13,458	$37,541	$3,689	$59,236

Accumulated depreciation
Balance at January 1, 2018	$219	$3,726	$6,962	$1,544	$12,451
Depreciation expense	48	163	635	191	1,037
Disposals	—	—	(32)	(18)	(50)
Effect of foreign exchange differences	—	136	124	15	275

Balance at March 31, 2018	$267	$4,025	$7,689	$1,732	$13,713

Carrying amounts
At March 31, 2018	$4,281	$9,433	$29,852	$1,957	$45,523
At December 31, 2017	4,320	9,098	29,825	2,011	45,254

As at March 31, 2018, there are $10,303 and $3,949 of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($10,219 and $3,524 as of December 31, 2017).

As at March 31, 2018, production and laboratory equipment includes assets under finance leases with a net carrying amount of $1,110 ($1,131 as at December 31, 2017).

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

7.	Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2018	$154,572	$6,346	$2,213	$163,131
Additions	5,512	97	286	5,895
Disposals	—	(18)	(34)	(52)
Effect of foreign exchange differences	31	270	2	303

Balance at March 31, 2018	$160,115	$6,695	$2,467	$169,277

Accumulated amortization
Balance at January 1, 2018	$3,497	$2,250	$737	$6,484
Amortization expense	57	118	70	245
Disposals	—	(2)	(8)	(10)
Effect of foreign exchange differences	23	198	3	224

Balance at March 31, 2018	$3,577	$2,564	$802	$6,943

Carrying amounts
At March 31, 2018	$156,538	$4,131	$1,665	$162,334
At December 31, 2017	151,075	4,096	1,476	156,647

On January 29, 2018, the Corporation acquired two licenses. The first license, valued at $1,743, was paid for by the issuance of warrants (note 12c). In consideration of the second license, the Corporation agreed to pay an equivalent of US$3 million, US$1 million on the date of the transaction, and its first and second anniversary, to be settled in common shares of the Corporation (see note 10 for the license acquisition payment obligation and note 12a for the shares issued on the transaction date). The value attributed to the second license, based on the value recorded for the initial equity issued and the value of the payment obligation at the date of the transaction is $3,769. The estimated useful lives of the licenses is 10 years and 20 years for the first and second license, respectively.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

8.	Accounts payable and accrued liabilities

	March 31, 2018	December 31, 2017
Trade payables	$18,178	$19,333
Wages and benefits payable	6,151	6,839
Current portion of operating and finance lease inducements and obligations	2,185	3,301
Current portion of settlement fee payable (note 10)	106	102
Current portion of royalty payment obligation (note 10)	307	—
Current portion of license acquisition payment obligation (note 10)	1,289	—
Current portion of other employee benefit liabilities (note 10)	379	379

	$28,595	$29,954

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

9.	Long-term debt

Changes in the carrying value of the long-term debt during the quarter ended March 31, 2018 were as follows:

Balance at January 31, 2018	$87,020
Impact of adoption of IFRS 9 (note 2b)	(110)
Interest accretion	3,783
Repayment of principal on long-term debt	(1,361)
Drawdown on non-revolving credit facility	19,585
Foreign exchange revaluation on credit facility balance	1,100

Balance at March 31, 2018	$110,017

Comprised of the following loans:
OID loan having a face value of $61,704 maturing on July 31, 2022 with an effective interest rate of 14.8% 1)	$33,857
OID loan having a face value of $21,172 maturing on July 31, 2022 with an effective interest rate of 10.6% 1)	13,690
OID loan having a face value of $30,593 maturing on July 31, 2022 with an effective interest rate of 14.4% 1)	16,387
Non-revolving US dollars credit facility draws, expiring on November 30, 2019 bearing stated interest of 8.5% per annum (effective interest rate of 16.4%)1)	43,237
Government term loan having a principal amount of $1,000 full repayable on August 31, 2018 with an effective interest rate of 9.2% and a stated interest of 3.2%2)	994
Non-interest bearing government term loan having a principal amount of $2,306 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 2.8%	1,852

$110,017
Less current portion of long-term debt	(3,106)

Long-term portion of long-term debt	$106,911

1)	The loans are secured by all the assets of the Corporation excluding patents and require that certain covenants be respected including maintaining an adjusted working capital ratio.
2)	The loan is secured by the land, the manufacturing facility and the equipment located in Belleville. At March 31, 2018, the net carrying value of the secured assets is $8,615.

The Corporation has a non-revolving credit facility agreement bearing interest of 8.5% per annum which expires November 30, 2019. The credit facility comprises two tranches of US$40 million which become available to draw upon once certain conditions are met. The drawdowns on the available tranches are limited to US$10 million per month.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

As part of the agreement, the Corporation issued 54 million warrants on November 30, 3017 (“Seventh Warrants”) to the holder of the long-term debt in consideration for the non-revolving credit facility. Further details concerning the warrants are provided in note 12c. At each drawdown, the value of the proceeds drawn are allocated to the debt and equity based on their fair value.

The Corporation drew on the credit facility on January 22, 2018 and on February 23, 2018 respectively. The total cash proceeds received of $25,155 were allocated to the debt and warrants based on their fair values. The proceeds allocated to the debt upon the two drawdowns in 2018 was $19,585. The fair value of the debt was determined using a discounted cash flow model for the debt instrument with a market interest rate of 17.0%.

The fees incurred in regards of the credit facility, which comprise legal fees and also the 10 million warrants issued upon signature of the credit facility, for a total of $5,558 have been recorded in the consolidated statement of financial position as other long-term assets and are being amortized and recognized into the consolidated statement of operations over the term of the credit facility.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

10.	Other long-term liabilities

	March 31, 2018	December 31, 2017
Settlement fee payable	$197	$190
Royalty payment obligation	2,796	2,963
License acquisition payment obligation	2,578	—
Other employee benefit liabilities	514	593
Other long-term liabilities	69	70

	$6,154	$3,816
Less:
Current portion of settlement fee payable (note 8)	(106)	(102)
Current portion of royalty payment obligation (note 8)	(307)	—
Current portion of license acquisition payment obligation (note 8)	(1,289)	—
Current portion of employee benefit liabilities (note 8)	(379)	(379)

	$4,073	$3,335

In consideration for acquiring a license (note 7), the Corporation agreed to pay an equivalent of US$3 million, US$1 million on the date of the transaction, and its first and second anniversary, to be settled in common shares of the Corporation. A financial liability of $2,578 has been recognised for the second and third payments.

11.	Contractual obligations

The following table presents the contractual maturities of the financial liabilities, excluding operating and finance leases as of March 31, 2018:

		Contractual Cash flows
At March 31, 2018	Carrying amount	Payable within 1 year	2 - 3 years	Later than 4 years	Total
Accounts payable and accrued liabilities1)	$26,410	$26,410	$—	$—	$26,410
Advance on revenues from a supply agreement	1,541	1,541	—	—	1,541
Long-term portion of settlement fee payable	91	—	115	—	115
Long-term portion of royalty payment obligation	2,489	—	2,887	—	2,887
License acquisition payment obligation	1,289	—	1,289	—	1,289
Long-term portion of other employee benefit liabilities	135	—	149	—	149
Long-term debt 2)	110,017	7,603	55,340	113,469	176,412

	$141,972	$35,554	$59,780	$113,469	$208,803

1)	Excluding $2,185 for current portion of operating and finance lease inducement and obligations.
2)

Under the terms of the OID loans and the non-revolving line of credit (note 9), the holder of Second, Third, Fourth, Fifth, Sixth and Seventh Warrants may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

12.	Share capital and other equity instruments

a)	Share capital

	March 31, 2018		March 31, 2017
	Number	Amount	Number	Amount
Issued common shares	712,329,990	$577,947	668,691,694	$508,392
Share purchase loan to an officer	—	(400)	—	(400)

Issued and fully paid common shares	712,329,990	$577,547	668,691,694	$507,992

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Changes in the issued and outstanding common shares during the quarters ended March 31, 2018 and 2017 were as follows:

	March 31, 2018		March 31, 2017
	Number	Amount	Number	Amount
Balance - beginning of period	710,593,273	$575,150	623,229,331	$480,237
Issued to acquire assets	1,113,342	1,960	—	—
Exercise of future investment rights (note 12c)	—	—	44,791,488	27,594
Exercise of stock options (note 12b)	623,375	437	670,875	161

Balance - end of period	712,329,990	$577,547	668,691,694	$507,992

On January 29, 2018, the Corporation issued 742,228 common shares in partial payment for the acquisition of a license (note 7) and 371,114 common shares to acquire an option to buy production equipment (note 5). Based on the $1.76 share price on that date, the values attributed to the shares issued were $1,960.

b)	Contributed surplus (Share-based payments)

Stock options

Changes in the number of stock options outstanding during quarters ended March 31, 2018 and 2017 were as follows:

	March 31, 2018		March 31, 2017
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance - beginning of period	14,463,270	$1.79	14,372,640	$1.41
Granted	—	—	40,000	2.22
Forfeited	(155,784)	1.99	(33,107)	2.30
Exercised	(623,375)	0.42	(670,875)	0.14

Balance - end of period	13,684,111	$1.85	13,708,658	$1.48

During the quarter ended March 31, 2018, 623,375 options were exercised resulting in cash proceeds of $260 and a transfer from contributed surplus to share capital of $177. The weighted average share price on the date of exercise of the options during the quarter ended March 31, 2018 was $1.55.

During the quarter ended March 31, 2017, 670,875 options were exercised resulting in cash proceeds of $96 and a transfer from contributed surplus to share capital of $65. The weighted average share price on the date of exercise of the options during the quarter ended March 31, 2017 was $2.17.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The Corporation uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the quarter ended March 31, 2017 was as follows:

2017
Expected dividend rate	—
Expected volatility of share price	63.0%
Risk-free interest rate	1.0%
Expected life in years	4.1
Weighted average grant date fair value	$1.03

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

At March 31, 2018, options issued and outstanding by range of exercise price are as follows:

Range of exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.34 - $ 0.88	2,479,249	0.2	$0.39	2,479,249	$0.39
$1.10 - $ 2.02	2,813,911	2.6	1.28	1,839,967	1.20
$2.07 - $ 2.44	5,703,951	5.8	2.23	2,224,453	2.33
$2.55 - $ 3.19	2,687,000	3.1	2.98	1,200,159	2.98

	13,684,111	3.6	$1.85	7,743,828	$1.54

A share-based payment compensation expense of $725 was recorded for the options for the quarter ended March 31, 2018 ($693 for the quarter ended March 31, 2017).

Restricted share units (“RSU”)

Changes in the number of RSU outstanding during the quarter ended March 31, 2018 and 2017 were as follows:

	March 31, 2018	March 31, 2017
Balance - beginning of period	10,561,283	9,999,251
Expired	(817,279)	(3,157,311)
Forfeited	(53,330)	—

Balance - end of period	9,690,674	6,841,940

At March 31, 2018, 1,895,224 vested RSU and 7,795,450 unvested RSU were outstanding. At March 31, 2017, 1,252,103 vested RSU and 5,589,837 unvested RSU were outstanding. A share-based payment compensation expense of $395 was recorded during the quarter ended March 31, 2018 ($549 for the quarter ended March 31, 2017).

During the quarter ended March 31, 2017, the Board decided to replace 1,220,623 of the expired RSU with an equivalent number of RSU keeping the same vesting conditions but extending the evaluation period for the attainment of the objectives by one year to December 31, 2017. The replacement RSU were issued shortly thereafter in April 2017 and are not included in the number of outstanding RSU as of March 31, 2017 in the above table. This transaction was accounted for as a modification of the existing RSU that did not have an impact on the value of the RSU.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Share-based payment expense

The total share-based payment expense, comprising the above mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarters ended March 31, 2018 and 2017 as indicated in the following table:

	Quarter ended March 31,
	2018	2017
Cost of sales and other production expenses	$54	$64
Research and development expenses	470	602
Administration, selling and marketing expenses	596	576

	$1,120	$1,242

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

c)	Warrants and future investment rights (“rights”)

The following table summarizes the changes in the number of warrants and rights outstanding during the quarters ended March 31, 2018 and 2017:

	March 31, 2018		March 31, 2017
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance of warrants and rights - beginning of period	121,672,099	$2.11	101,863,180	$1.44
Issued to acquire assets	4,000,000	3.00	—	—
Exercise of future investment rights	—	—	(44,791,488)	0.47

Balance of warrants - end of period	125,672,099	$2.14	57,071,692	$2.20

Balance of warrants exercisable - end of period	97,672,099	$2.21	57,071,692	$2.20

2018

On January 29, 2018, the Corporation issued four million warrants to acquire common shares in consideration of a license. The warrants have an exercise price of $3.00 per share and expire after five years. The first two million warrants become exercisable after one year while the second two million warrants become exercisable after two year. The fair value of the warrants and consequently the value of the license is $1,743 and was determined using a Black-Scholes option pricing model.

On November 30, 2017, pursuant to entering into a non-revolving credit facility agreement, the Corporation issued the Seventh Warrants to the holder of the long-term debt. Further details concerning the credit facility are provided in note 9. The Seventh Warrants consist of 54 million warrants from which 10 million warrants were exercisable as of the date of the agreement and the remaining 44 million warrants become exercisable as and if the Corporation draws upon the credit facility in increments of US$10 million; five million warrants become exercisable for each US$10 million drawn on the first US$40 million tranche of the credit facility and six million warrants become exercisable for each US$10 million drawn on the second US$40 million tranche of the credit facility. Each warrant gives the holder the right to acquire one common share at an exercise price of $1.70. The warrants expire on June 30, 2026. Although the warrants are issued and outstanding in the warrant table above, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

As the Corporation drew an amount of US$10 million on the non-revolving credit facility on each of January 22 and February 23, 2018, the amounts received were allocated to the debt and the warrants based on their fair value at the time of the drawdown. The value of the proceeds attributed to the warrants that became exercisable on those dates was $2,925 and $2,645 respectively, which was recorded in equity.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2017

During the quarter ended March 31, 2017, all of the 44,791,488 rights were exercised resulting in cash proceeds of $21,052 and a transfer from warrants and future investment rights to share capital of $6,542.

As at March 31, 2018, the following warrants were outstanding:

Number	Expiry date	Exercise price
277,910	September 2019	$6.39
1,000,000	September 2021	0.52
20,276,595	September 2021	0.77
16,723,807	July 2022	1.87
7,000,000	July 2022	3.00
11,793,380	July 2022	4.70
10,600,407	October 2023	3.70
4,000,000	January 2023	3.00
54,000,000	June 2026	1.70

125,672,099		$2.14

13.	Non-controlling interests

The interest in the subsidiaries for which the Corporation holds less than 100 % interest are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by the group
			2018	2017
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	87%	87%
Pathogen Removal and Diagnostic Technologies Inc.	Bioseparations	Delaware, U.S.	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%

The non-controlling interests balance on the consolidated statements of financial position and the losses allocated to non-controlling interests in the consolidated statements of operations, per subsidiary are as follows:

	March 31, 2018	December 31, 2017
Consolidated statements of financial position:
Prometic Bioproduction Inc.	$(11,472)	$(10,722)
Pathogen Removal and Diagnostic Technologies Inc.	(6,440)	(5,901)
NantPro Biosciences, LLC	38,070	38,070

Total non-controlling interests	$20,158	$21,447

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

	Quarter ended March 31,
	2018	2017
Consolidated statements of operations:
Prometic Bioproduction Inc.	$(749)	$(1,210)
Pathogen Removal and Diagnostic Technologies Inc.	(540)	(590)
NantPro Biosciences, LLC	(1,655)	(936)

Total non-controlling interests	$(2,944)	$(2,736)

The NantPro Biosciences, LLC non-controlling interest’s share in the funding of the subsidiary by Prometic was $1,655 for the quarter ended March 31, 2018 ($936 for the quarter ended March 31, 2017) and has been presented in the consolidated statements of changes in equity.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

14.	Revenues

	Quarter ended March 31,
	2018	2017
Revenues from the sale of goods	$3,789	$4,424
Revenues from the rendering of services	250	201
Rental revenue	253	241

	$4,292	$4,866

15.	Segmented information

The Corporation’s three operating segments are Bioseparations, Plasma-derived therapeutics and Small molecule therapeutics.

a) Revenues and expenses by operating segments:

For the quarter ended March 31, 2018	Bioseparations	Plasma-derived therapeutics	Small molecule therapeutics	Reconciliation to statement of operations	Total
External revenues	$3,734	$523	$—	$35	$4,292
Intersegment revenues	117	14	—	(131)	—

Total revenues	3,851	537	—	(96)	4,292
Cost of sales and other production expenses	2,732	2,104	—	(70)	4,766
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	—	6,331	2	(31)	6,302
R&D - Other expenses	1,781	9,385	4,948	—	16,114
Administration, selling and marketing expenses	753	2,908	897	3,145	7,703

Segment loss	$(1,415)	$(20,191)	$(5,847)	$(3,140)	$(30,593)
Loss on foreign exchange					1,111
Finance costs					4,243

Net loss before income taxes					$(35,947)

Other information
Depreciation and amortization	$243	$827	$131	$81	$1,282
Share-based payment expense	68	303	171	578	1,120

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

For the quarter ended March 31, 2017 (restated)	Bioseparations	Plasma-derived therapeutics	Small molecule therapeutics	Reconciliation to statement of operations	Total
External revenues	$4,143	$723	$—	$—	$4,866
Intersegment revenues	479	5	—	(484)	—

Total revenues	4,622	728	—	(484)	4,866
Cost of sales and other production expenses	2,029	801	—	(440)	2,390
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	—	8,404	866	(39)	9,231
R&D - Other expenses	1,501	10,446	3,207	2	15,156
Administration, selling and marketing expenses	642	2,284	550	3,470	6,946

Segment profit (loss)	$450	$(21,207)	$(4,623)	$(3,477)	$(28,857)
Loss on foreign exchange					216
Finance costs					1,374

Net loss before income taxes					$(30,447)

Other information
Depreciation and amortization	$215	$615	$100	$76	$1,006
Share-based payment expense	76	332	200	634	1,242

During the second quarter of 2017, the Corporation modified its operating segments (see note 4c in the audited annual consolidated financial statements for the year ended December 31, 2017). The first quarter of 2017 segment profit (loss) has been restated to conform to the new presentation.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended on March 31, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

b) Revenues by location

	Quarter ended March 31,
	2018	2017
Austria	$1,976	$47
Switzerland	916	1,851
Netherlands	604	1,359
Canada	558	613
United Kingdom	214	731
Other countries	24	265

	$4,292	$4,866

Revenues are attributed to countries based on the location of customers.

The Corporation derives significant revenues from certain customers. During the quarter ended March 31, 2018, there were three customers in the Bioseparations segment who accounted for 81% (46%, 21% and 14% respectively) of total revenues. For the quarter ended March 31, 2017, three customers who accounted for 81% (38%, 28% and 15% respectively) of total revenues in the Bioseparations segment.

16.	Comparative information

Certain of the prior period figures have been reclassified to conform to the current presentation.

17.	Subsequent events

In April 2018, the Corporation and the non-controlling shareholders of Prometic Bioproduction Inc. entered into an agreement whereby Prometic would acquire their 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Corporation. Consequently, the value of the total net liabilities attributed to the NCI at the date of the transaction will be derecognized from the statement of financial position, the equity issued in payment of the 13% ownership acquired will be recorded at the fair value of the equity issued and a loss on acquisition of the non-controlling interest in Prometic Bioproduction Inc. will be recognized in the consolidated statement of operations. The Corporation has not yet finalized the amounts to be recorded for this transaction.

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